SIMPSON THACHER & BARTLETT LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

(650) 251-5000

FACSIMILE (650) 251-5002

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(650) 251-5095	dwebb@stblaw.com

FOIA CONFIDENTIAL TREATMENT

REQUEST PURSUANT TO

17 C.F.R. § 200.83

BY VELOCITY FINANCIAL, LLC

May 9, 2019

Peter McPhun

Jennifer Monick

Rochelle Plesset

Stacie Gorman

Kim McManus

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Velocity Financial, LLC - Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Velocity Financial, LLC (the “Company” or “VF”), we hereby confidentially submit for non-public review by staff of the Securities and Exchange Commission (the “Staff”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted to the Staff on December 17, 2018. The Company has revised Amendment No. 1 in response to the Staff’s comments in its letter, dated February 12, 2019, relating to the Draft Registration Statement (the “comment letter”), and to otherwise update its disclosure.

The Company is seeking confidential treatment for the submission pursuant to Rule 83 of the Commission. The Company will publicly file the registration statement (as amended, the “Registration Statement”) and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement. For the Staff’s reference, we are providing the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Draft Registration Statement.

In addition, we are providing the following responses to the comment letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Cover Page

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

As the Company believes it is not an emerging growth company, it has not provided and does not plan to provide written communications to potential investors in reliance on Section 5(d) of the Securities Act.

2.

To the extent not already included, please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company advises the Staff that it does not intend to use any graphics, maps, photographs, related captions or other artwork in the prospectus except those set forth in Amendment No. 1. The Company will not use such graphics, maps, photographs, related captions or other artwork in any preliminary prospectus distributed to prospective investors prior to the Staff’s review.

3.

We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

•	the specific exemption that you intend to rely on; and

•	how your investment strategy and business model will support that exemption.

Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review

The Company respectfully advises the Staff as follows. VF is a holding company that conducts all of its operations through wholly owned subsidiaries. Accordingly, VF itself does not rely on an “exemption,” but rather does not fall within any of the definitions of the term “investment company” provided in Section 3(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”). As is discussed in the Registration Statement, the Company’s primary business is originating and investing in mortgages.1 At a high level, the Company’s strategy is to use its equity capital and borrowed funds to originate and invest in mortgages and to generate income based on the difference between the yield on its investor real estate loan portfolio and the cost of its borrowings.

[1]

The overwhelming majority of the Company’s loan portfolio are loans it originated. Of the 4,669 mortgage loans held for investment as of September 30, 2018, 98.6% of the portfolio, as measured by unpaid principal balance, was attributable to the Company’s loan origination business, while only the remaining 1.4% of the portfolio, or 48 loans, totaling $20.2 million in unpaid principal balance, were related to acquisitions.

The Company’s investment strategy and business model will continue to support the determination that VF and its subsidiaries are not investment companies because the Company’s business model focuses exclusively on loans fully secured by real estate at the time of origination and that fact will allow its subsidiaries to rely on Sections 3(c)(5)(C) and/or 3(c)(6) of the 1940 Act. The Company utilizes short-term credit facilities to finance its origination or acquisition of mortgage loans until a sufficient quantity of eligible mortgage assets has been accumulated, at which time the Company refinances the short-term facilities through a longer-term securitization of the eligible assets. Most commonly, the Company accomplishes these securitizations through real estate mortgage investment conduit (“REMIC”) vehicles. The Company’s REMIC securitizations are treated as financing transactions, and not as sales, for U.S. GAAP purposes, and therefore the assets held by these trusts are recorded on the Company’s consolidated balance sheets. The securitization involves the Company creating a special-purpose trust vehicle, contributing a pool of mortgage assets to the trust, and selling debt securities to third-party purchasers through the trust vehicles. The trust vehicles primarily hold whole mortgages and therefore may rely on Section 3(c)(5)(C) (although other exclusions or exemptions may be available). As the Company’s interests in the trusts are directly related to its mortgage banking business, its subsidiaries that hold interests in the trusts may also rely on Section 3(c)(5)(C) and Section 3(c)(6).

We discuss below the structure and operations of the Company.

The Company’s Structure

The Company is organized as follows:

•	VF, the registrant, owns 100% of the membership units of Velocity Commercial Capital, LLC (“VCC”).

•	VCC owns 100% of the membership units of VCC Capital Source Financing, LLC (“VCS”) and 100% of the membership units of VCC Mortgage Securities, LLC (“VMS”).

•

VMS is the sole beneficial owner of: Velocity Commercial Capital Loan Trust 2011-1; Velocity Commercial Capital Loan Trust 2014-1; Velocity Commercial Capital Loan Trust 2015-1; Velocity Commercial Capital Loan Trust 2016-1; Velocity Commercial Capital Loan Trust 2016-2, Velocity Commercial Capital Loan Trust 2017-1; Velocity Commercial Capital Loan Trust 2017-2; Velocity Commercial Capital Loan Trust 2018-1; Velocity Commercial Capital Loan Trust 2018-2; and Velocity Commercial Capital Loan Trust 2019-1 (collectively, and with future securitization trusts, the “Trusts”).

•	The Trusts are bankruptcy remote, variable interest entities formed for the purpose of providing secured borrowings to the Company and are consolidated with the accounts of the Company.

Velocity Financial, LLC

VF is not an investment company because it does not meet any of the definitions for that term laid out in Section 3(a)(1) of the 1940 Act. First, VF is not, does not propose to become, and does not hold itself out as being engaged primarily in the business of investing in securities.2 Rather, VF, through its wholly owned subsidiaries, is primarily engaged in the business of originating and managing investor real estate loans.

[2]	See Section 3(a)(1)(A) of the 1940 Act.

Second, VF has not and will not engage in the business of issuing face-amount installment certificates.3

Third, VF does not engage in the business of acquiring investment securities4 exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.5 The Company’s only material asset is its 100% equity stake in VCC. As is explained below, VCC is not an investment company pursuant to Section 3(c)(5)(C) and 3(c)(6) of the 1940 Act. Because VCC is a majority-owned subsidiary (as such term is defined in Section 2(a)(24) of the 1940 Act)6 of VF that is not an investment company and is not relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, VF’s interest in VCC is not an investment security, and therefore, VF does not meet the definition of an investment company under Section 3(a)(1)(C) of the 1940 Act.

Velocity Commercial Capital, LLC

VCC is not an investment company because its assets and business activities demonstrate that it is primarily engaged in the mortgage banking business, directly and through its wholly owned subsidiaries, and therefore is exempt from the definition of investment company pursuant to Section 3(c)(5)(C) and Section 3(c)(6) of the 1940 Act. We also believe that VCC is not an investment company because it does not meet any of the definitions for that term laid out in Section 3(a)(1) of the 1940 Act.

Section 3(c)(5)(C) of the 1940 Act, in relevant part, provides an exclusion from the definition of investment company for any person that is “primarily engaged in…[the business of] purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” Historically, the Staff of the Division of Investment Management has taken the position that the exclusion in Section 3(c)(5)(C) may be available to an issuer if: at least 55% of its assets consist of “mortgages and other liens on and interests in real estate” (“Qualifying Interests”) and at least 80% of its assets consist of real estate-related interests.

Section 3(c)(6) of the 1940 Act excludes from the definition of investment company any entity “primarily engaged, directly or through majority-owned subsidiaries, in one or more of the businesses described in [Section 3(c)(5)] . . . (from which not less than 25 per centum of such company’s gross income during its last fiscal year was derived)…”

VCC is licensed as a California Finance Lender and conducts the Company’s mortgage origination and acquisition activities. VCC is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates.

[3]	See Section 3(a)(1)(B) of the 1940 Act.
[4]

Section 3(a)(2) of the 1940 Act defines “investment securities” as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Section 3(c)(1) or Section 3(c)(7) of the 1940 Act].”

[5]	See Section 3(a)(1)(C) of the 1940 Act.
[6]

Section 2(a)(24) defines the term “majority-owned subsidiary” as a company 50% or more of the outstanding voting securities of which are owned by a person, or by a “majority-owned subsidiary” of that person.

All of the mortgage assets held by VCC consist of Qualifying Interests for purposes of the Section 3(c)(5)(C) exclusion. The Company exclusively originates and acquires loans with initial balances from $75,000 to $5.0 million secured by first mortgage liens on income producing and/or owner/user commercial properties. Additionally, the Company targets a weighted average loan-to-value range for the portfolio at time of origination of 60% to 75%, and all of the loans on the Company’s balance sheet were fully secured by real estate at the time of origination. Accordingly, we believe all of the mortgage assets are properly considered Qualifying Interests.

In addition to the mortgage assets it holds, VCC also owns 100% of the membership units of VCS, a special purpose entity setup to facilitate pre-securitization financing from one particular lender, and 100% of the membership units of VMS, which is the depositor for the Company’s securitizations. VCS’s only assets are mortgages originated or acquired by the Company and therefore it is not an investment company under Section 3(c)(5)(C) of the 1940 Act. VMS is also not an investment company pursuant to Section 3(c)(5)(C) for the reasons discussed below.

Because VMS and VCS are wholly owned subsidiaries of VCC and both meet the requirements of Section 3(c)(5)(C), VCC treats the entirety of its interests in VMS and VCS as Qualifying Interests for purposes of measuring VCC’s compliance with Section 3(c)(5)(C). As a result, more than 80% of VCC’s assets consist of Qualifying Interests. VCC can also rely on Section 3(c)(6) because VCC, directly and through majority-owned subsidiaries, meets the 3(c)(5)(C) thresholds and also derived at least 25% of its gross income from businesses related to Section 3(c)(5)(C) during its last fiscal year.

VCC Mortgage Securities, LLC

VMS is not an investment company because its assets consist solely of, and its income is derived exclusively from, its beneficial ownership of the Trusts and its interests in trust certificates issued by the Trusts. VMS’s sole activities are securitizing whole mortgage loans and retaining securities issued by the Trusts.

As mentioned above, once the Company has originated or acquired a certain amount of eligible mortgage loans, it will the cause mortgage loans held by VCC to be transferred to VMS. VMS subsequently transfers the mortgage loans to a Trust.

The Trust will then issue multiple classes of debt securities with varying risk with yield profiles. The debt securities are secured solely by the underlying mortgage loans held by the Trust, and payments on these notes depend on the cash flows from such mortgage loans. Most of the classes of debt securities are sold to third-party investors in private offerings. Certain debt securities, however, are retained by VMS as consideration for the contribution to each Trust of the whole mortgage loans.

Separately, the equity interests of the Trusts, representing the residual interests in the Trusts’ assets, are retained by VMS, as the sole beneficial owner of the Trusts.

The proceeds from the sale of debt securities are used by VCC to fund its mortgage banking business, so that it can continue to originate and acquire loans, most of which will eventually be transferred to the VMS which, in turn, transfers them to another Trust for securitization. From May 2011 through March 2019, the Company completed ten securitizations of $2.4 billion of loans, issuing $2.2 billion of securities to third parties through the Trusts.

Recent Staff guidance7 indicates that VMS may treat its interests in the Trusts as Qualifying Interests. The Staff of the Division of Investment Management has taken the position that an issuer that acquires whole mortgage loans it then transfers into a securitization trust which it sponsors for the purpose of obtaining financing to acquire additional whole mortgage loans, may treat as Qualifying Interests for purposes of Section 3(c)(5)(C) any securities issued by that trust that it retains. This position is based on the determination that such trust securities are acquired as a direct result of the issuer being engaged in the business of purchasing or otherwise acquiring whole mortgage loans.8 As VMS is engaging in the same activity for the same purpose, we believe it is able to treat securities issued by the Trusts as Qualifying Interests.

Accordingly, the value of VMS’s Qualifying Interests exceed 80% of its assets, and therefore it is exempted from the definition of investment company pursuant to Section 3(c)(5)(C) of the 1940 Act.

***

The Company will monitor its holdings on an ongoing basis to determine compliance with the exemptions/exclusions from the definition of investment company discussed above. The Company will classify its assets for purposes of determining compliance with Section 3(c)(5)(C) and 3(c)(6) in accordance with no-action positions taken by the Staff in the past, subject to any further guidance issued by the Staff in the future.

The disclosure in the Registration Statement has been revised to disclose that certain of the Company’s subsidiaries are exempt from the definition of investment company pursuant to Sections 3(c)(5)(C) and 3(c)(6) of the 1940 Act.

Risk Factors

We use leverage in executing our business strategy, page 17

4.	Please expand this risk factor to clarify, if true, that there is no limit on the amount of leverage you may incur.

The Company has revised its disclosure on page 22 in response to the Staff’s comment.

Some of the mortgage loans we originate or acquire are loans made to self-employed borrowers, page 21

5.	To the extent material, please disclose the percentage of borrowers that are self-employed or the unpaid principal balance represented by loans to such borrowers.

The Company has revised its disclosure on page 27 in response to the Staff’s comment.

Use of Proceeds, page 40

6.

We note that you intend to use proceeds to repay your outstanding senior secured notes. Please disclose the interest rate and maturity of the senior secured notes. Please see Instruction 4 to Item 504 of Regulation S-K.

[7]	See Great Ajax Funding LLC, SEC No-Action Letter (February 12, 2018).
[8]	Id.

The Company has revised its disclosure on page 47 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Portfolio and Asset Quality, page 52

7.	Please tell us what consideration you have given to providing data regarding the origination dates (vintage) of the loans in your portfolio.

The Company respectfully advises the Staff that it has not included data regarding the origination dates (vintage) of the loans in its portfolio because the Company believes that the Company’s targeted borrower equity of 25% to 40% provides significant protection against credit losses, as described in the section entitled “Our Portfolio—Loans Held for Investment” on page 8 of Amendment No. 1, and that the Company’s fully amortizing loan structures (and corresponding avoidance of large balloon payments), coupled with significant borrower equity, as described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Loan Performance” on page 58 of Amendment No. 1, limits the probability of losses. The Company does not believe that the year of origination of the loan (vintage) for its loans is a significant indicator of the asset quality of the loans or the probability of credit losses. As a result, the Company believes that providing data regarding the vintage of its loans would not be material to investors and, in light of the Company’s distinctive strategic approach to borrower equity and loan structure, might impair investors’ understanding of the Company and its assets.

Key Performance Metrics, page 58

8.

Throughout the filing, you disclose average debt, cost of funds, net interest margin, and net interest spread on a portfolio related basis only. When this information is presented in your filing, please revise to expand your disclosure to also include this information on a company-wide basis.

The Company advises the Staff that in each period for which average debt, cost of funds, net interest margin or net interest spread information is presented in Amendment No. 1, the only item that is excluded from such metric on a portfolio-related basis that would be included if such information was presented on a company-wide basis is corporate debt related to the Company’s senior secured notes. As noted in Amendment No. 1, the Company intends to repay all of its senior secured notes with a portion of the proceeds from the proposed offering. Accordingly, the Company respectfully advises the Staff that it does not believe that including average debt, cost of funds, net interest margin and net interest spread on company-wide basis would result in meaningful disclosure for investors.

The Company advises the Staff that if it anticipates having any corporate debt at the completion of the offering that it does not expect to repay in full with the proceeds of the offering then it will include average debt, cost of funds, net interest margin and net interest spread on a company-wide basis in its filing for any period for which it provides such metrics on a portfolio-related basis.

Business, page 76

9.

We note that you look at the credit score in determining whether to issue a loan. Please clarify whether there is a minimum credit score that a potential borrower must have in order to obtain a loan from you.

The Company has revised its disclosure on page 93 in response to the Staff’s comment.

Underwriting, page 123

10.	Please revise to describe the factors considered in determining the offering price. Refer to Item 505 of Regulation S-K.

The Company has revised its disclosure on page 165 in response to the Staff’s comment.

Audited Consolidated Financial Statements, page F-26

11.	Please tell us how you complied with Rule 12-29 of Regulation S-X, or tell us how you determined it was unnecessary to provide Schedule IV.

The Company notes that Rule 5-04 of Regulation S-X requires that Schedule IV: Mortgage Loans on Real Estate be filed by persons specified under Schedule III9. Schedule III is required to be filed “for real estate (and the related accumulated depreciation) held by persons a substantial portion of whose business is that of acquiring and holding for investment real estate or interest in real estate, or interest in other persons a substantial portion of whose business is that of acquiring and holding real estate or interest in real estate for investment.” (emphasis added)

The Company advises the Staff that it is engaged in the business of originating and managing investor loans secured by real estate, rather than in the business of acquiring and holding real estate for investment purposes. As noted in above in our response to comment 3, the Company’s strategy is to use its equity capital and borrowed funds to originate and manage mortgages and to generate income based on the difference between the yield on its loan portfolio and the cost of its borrowings.

Accordingly, the Company respectfully advises the Staff that it does not believe that it is a person specified under Schedule III and, therefore, not required to provide Schedule IV.

* * * * * * *

Please call the undersigned (650-251-5095) or William Brentani (650-251-5110) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Daniel N. Webb
Daniel N. Webb

cc:	Christopher Farrar, Chief Executive Officer,

Velocity Financial, LLC

William B. Brentani,

Simpson Thacher & Bartlett LLP

Andrew S. Epstein,

Jason D. Myers,

Clifford Chance US LLP

[9]

The Company understands it is the Staff’s position that the reference in Schedule IV to “persons specified under Schedule XI” is a typographical error that is intended to reference persons specified under Schedule III.